

November 9, 2021

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
460 S. Greenfield Road, Ste. 5
Mesa, Arizona 85206

      Re: Iveda Solutions, Inc.
            Amendment No. 2 to Registration Statement on Form 10-12G
            Filed November 4, 2021
            File No. 000-53285

Dear Mr. Ly:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Our references to prior comments refer to comments in our November 3, 2021 letter.

Amendment No. 2 to Form 10-12G filed November 4, 2021

Item 15. Financial Statements and Exhibits
Unaudited Consolidated Financial Statements
Note 10. Subsequent Events, page 74

1.   We note your response to prior comment 5. Please revise to include a discussion of the $115,865 paydown of the Shanghai Bank debt and amendment of the maturity date to February 2024. Also, revise to disclose the date through which subsequent events have been evaluated and state whether that is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1 and 50-2.

Exhibits

2.   We note that you filed your agreement with Chunghwa Telecom as Exhibit 10.16; however, the filed agreement is in a foreign language. Please file an English translation of the agreement. Refer to Exchange Act Rule 12b-12(d).

3.   The filing of a consent to the use of an audit report is not required in an Exchange Act registration statement. To the extent that you continue to include a consent in this filing, please ensure that it is currently dated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Peter Campitello